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                          SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, DC 20549
                                 ____________________

                                    SCHEDULE 14D-9
                                   (AMENDMENT NO. 1)

                         SOLICITATION/RECOMMENDATION STATEMENT
                             PURSUANT TO SECTION 14(D)(4)
                        OF THE SECURITIES EXCHANGE ACT OF 1934
                                 ____________________

                              SPRECKELS INDUSTRIES, INC.
                               (NAME OF SUBJECT COMPANY)

                              SPRECKELS INDUSTRIES, INC.
                         (NAME OF PERSON(S) FILING STATEMENT)
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
                    Class A Common Stock, Par Value $0.01 Per Share
                           (Including the Associated Rights)
Warrants to Purchase Shares of Class A Common Stock ($9.17 Exercise Price Per Warrant)
Warrants to Purchase Shares of Class A Common Stock ($11.67 Exercise Price Per Warrant)
Warrants to Purchase Shares of Class A Common Stock ($15.00 Exercise Price Per Warrant)
Warrants to Purchase Shares of Class A Common Stock ($1.00 Exercise Price Per Warrant)
                            (TITLE OF CLASS OF SECURITIES)
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                                       849416201
                         (CUSIP NUMBER OF CLASS OF SECURITIES)
                                 ____________________

                                    DONALD C. ROOF
                              SPRECKELS INDUSTRIES, INC.
                            D/B/A YALE INTERNATIONAL, INC.
                                 ONE MORROCROFT CENTRE
                            6805 MORRISON BLVD., SUITE 450
                           CHARLOTTE, NORTH CAROLINA  28211
                                (704) 367-4220

                     (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                  AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS ON
                       BEHALF OF THE PERSON(S) FILING STATEMENT)

                                       Copy to:

                              PHILIP T. RUEGGER III, ESQ.
                              SIMPSON THACHER & BARTLETT
                                 425 LEXINGTON AVENUE
                               NEW YORK, NEW YORK 10017
                                    (212) 455-2000
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     This Amendment No. 1 (this "Amendment") amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Spreckels Industries, Inc. (doing business as Yale International, Inc.), a Delaware corporation (the "Company"), with respect to the tender offer disclosed in a Tender Offer Statement on Schedule 14D-1 dated August 30, 1996, as amended (the "Schedule 14D-1"), by L Acquisition Corporation, a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Columbus McKinnon Corporation, a New York corporation ("Parent"), to purchase (i) all outstanding shares of Class A Common Stock, par value $0.01 per share (the "Common Stock"), including the associated Common Stock purchase rights, of the Company and (ii) all outstanding warrants to purchase shares of Common Stock issued by the Company (the "Warrants"). Capitalized terms used herein but not defined herein have the meanings assigned to such terms in the Schedule 14D-9.


ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding thereto the following:

     On September 13, 1996, the Company issued a press release, the full text of which is set forth in Exhibit 7(c) and incorporated herein by reference.


ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

     Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding thereto the following:

     Exhibit 7(c)    Press Release issued by the Company on September 13, 1996.

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                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 Spreckels Industries, Inc.


                                 By:      /s/ Gary L. Tessitore
                                    . . . . . . . . . . . . . . . . . . . .
                                              Gary L. Tessitore
                                    President and Chief Executive Officer


Dated:  September 16, 1996

                                       3
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                                          EXHIBIT INDEX

EXHIBIT                                                                                      PAGE
  NO.                                      DESCRIPTION                                        NO.
- -------                                    -----------                                       ----
7(c)           Press release issued by the Company on September 13, 1996 . . . . . . . . . .

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